Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30,
	2015	2014

Loss from continuing operations excluding income or loss from equity investments	$(2,640,940)	$(437,790)
Adjustments:
Fixed charges	305,878	301,131
Distributed income from equity investments	25,075	9,514
Capitalized interest, net of amortization	3,822	3,637
Total loss	$(2,306,165)	$(123,508)
Fixed charges:
Interest expense	$298,585	$292,648
Capitalized interest	—	—
Portions of rent which represent an interest factor	7,293	8,483
Total fixed charges	$305,878	$301,131
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$305,878	$301,131

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.